

Financial data access for lenders
and their borrowers



Forward-looking statements

This presentation contains offering materials prepared solely by Lendsnap without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Lenders spend
30% of the workday
gathering docs + data

lendsnap™



With Lendsnap,
they can
sell more loans





Bank Statements



Tax Returns

Lendsnap links to borrower accounts to put their financial data in one place so borrowers and lenders don't have to.



Income Documents

Loan officers must gather more than 30 documents from applicants including many bank statements, tax returns, and pay stubs. But consumers know their data is already in the cloud so they demand a better experience than spending 6 hours to find and share them.

Right Now Mortgage is Transforming







The good: D1C = Freedom from Reps and Warrants needs transactional data



The bad: Data without documents harms portfolio liquidity



The solution: Lendsnap sends original documents + data

https://www.fanniemae.com/singlefamily/day-1-certainty

Lendsnap is not associated with and does not have revenue-generating agreements with Fannie Mae (FNMA).

What we've accomplished



Pilot secure web
app 08/2016

First SaaS revenue
10/2016



40+ loan
officers, adding
weekly

Public API for
documents and data

How we got here

Direct lenders and brokers (12% of market)















lendsnap

PRMI | Primary Residential Mortgage, Inc.

getarate

MyPrimeHomeLoan.com
1(800) 600-MPHL
Your Home is Where Our Heart Is!

LoanFlight.com

Equity Mortgage Group

Homebuyers Mortgage

iM Interactive Mortgage

BuyWise Mortgage

Access Mortgage Partners

Where we are going



1M Mortgage
Professionals

x

$360 /~24 Open
Applications

$4.3B
Market Size

Market size calculations two ways:
998,000 mortgage origination workers * $15/loan application/month *24 loan apps per loan officer * 12 months = $4.3B TAM.
Lots of room for revenue expansion into other services. Sliced another way, we are building a replacement for the loan processor role. This person is paid an average of $500/loan application and there will be 9.5M applications in 2017. Capturing this value leads to a $4.75B TAM for loan processing / origination services.





Orion Parrott
CEO



Berkeley Haas





Mike Romano
VP BD

Teen real estate investor
Managed $25M hardware line
Learned Hebrew in 1 semester

Led origination teams
Post-crisis loss mitigation
Originated thousands of loans



Raising $2M Seed, $570K Received



Delight Customers With
- Lender self-signup
- FNMA Day 1 Certainty
- Smart 1003 Loan App
- Lender websites
- E-signatures / Disclosures



All the data
lenders need to
serve their
customers

Live with
9 paying
lender
companies

$4.3B B2B
opportunity

https://lendsnap.com

Appendix

Forward Looking Statements: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

lendsnap™



Advisors

Doug Duncan | SVP and Chief Economist at Fannie Mae
Larry Fried | VP, Investor BD at Ellie Mae (largest LOS)
Ash Rust | Cofounder & CEO at SendHub; EIR at Trinity Ventures
Albert Chu | CEO at Moff, USA, Singapore Mgmt University Professor
Ray Sidney | 2nd Google Engineer

B2B Market Size



2016 TAM	• 998k retail mortgage staff • $350+ seat/month = $4.3B
Served Market	• Targeting $70M ARR in Y5 • Small lenders growing: From 2011 to 2014, top 5 lenders lost market share from 80% to 33%.
"Holy grail of lending" -Tech Crunch[1]	• $25T US residential asset base • $1.5T 2017 GMV for home loans • 8% annual appreciation for 100 years

1 https://techcrunch.com/2016/04/21/why-startups-cant-disrupt-the-mortgage-industry/

Use of Funds



Business Results: $2M ARR in 2018Q1 = Series A ready.
Cash flow positive in 2018Q2. Break even in 2018Q4.

Add 2 engineers and 2 sales persons per quarter to accomplish:

Product enhancements supporting B2B revenue targets:
Lender self-serve portal, FNMA Day 1 Certainty, Smart 1003, E-signatures, API integration

Build consumer self-serve portal and run $10k/month marketing tests.
GTM: enterprise sales, lender self-signup of lightweight standalone tools, available integrations

Why Now?



The mortgage industry is ready for disruption. Most people believe it should have happened at least 10 years ago. Why has it taken so many years and what is different now.

The mortgage industry was frozen in place from 2008-2016

2008 was the beginning of the most significant economic downturn in American History since the Depression and likely the largest global recession ever. The mortgage industry was directly responsible in most people's opinions, and at a minimum, indirectly responsible for the collapse. The following 2 years saw the industry fight to stabilize itself amidst record foreclosures, bankruptcies, bank closures, public dissention, and hastily thrown together silo solutions. During the next 4-5 years, regulatory change inundated the industry. Inconsistent government involvement and substantial financial penalties on the 25 largest lenders trapped mortgage innovation in a standstill.

Only now, has lending emerged with stable regulatory guidelines and lending is based on fundamentally strong underwriting and credit decisioning. Now the mortgage industry can look toward the future and see what technology has been creating during the 8-9 years of isolation.

Technology changes

Account aggregation: Now 10 years old, more consumers are comfortable sharing financial information when they get something out of it. Online applications: When the industry went into its freeze, only a handful of lenders had an online application and the interface was awful. Changes in UI and customer experiences shopping online have opened the door for friendlier and simpler online apps.

Consumer sentiment

Sophisticated consumers: Proliferation of smartphones and wi-fi make a quick mortgage experience a necessity, not a cause for concern

Age demographic: Obviously a younger consumer base is more open to advances in technology and each successive generation has higher expectations for accessing their own data and having the ability and right to share it for their convenience.

lendsnap™

Account Aggregation Now Mainstream



Financial Account Connections



mint.com

15 Million Users



Betterment

$1.9B AUM & 75,000 Users

wealthfront

$2B+ AUM & 26,100 accounts in < 3 years

Market Validation



RocketMortgage

Proprietary software by Quicken Loans

One of the nation's largest lenders

$100M + spent on marketing



PERSONAL CAPITAL

$1.5B AUM & 850,000+ users

acorns
Invest the Change

700k Users



intuit mint bills

11M+ Users

Lendsnap is not associated with and does not have revenue-generating agreements any of these brand names.



Product Overview and Features



Lendsnap automates gathering of qualifying mortgage documents by securely linking to financial and payroll accounts. As a solution providing original source documents and data, Lendsnap enables lenders to provide an enhanced borrower experience while maintaining portfolio liquidity. We are designed around keeping borrower data safe. Or system implements full bank-level security and has been audited by the standards of SOC1 Type II.

Automatically collect original electronic source documents

- Pay stubs/W2s
- Bank statements
- Tax returns
- Mortgage Statements
- Insurance Documents
- Credit Card Statements

Enables borrowers to securely upload additional documents

Simultaneously gathers transactional data for use with FNMA and Day 1 Certainty

Linked accounts automatically kept up-to-date with most recent statements and data

Email and text message notifications for borrowers and loan originators

Standalone product or able to be integrated with proprietary LOS

Mobile enabled for use on phone, tablet, or computer

API to embed in existing online portal/application

Co-branded or white labeled solution

All these features are live today, not vaporware or future plans.

We are positioned to be a leading source of Day 1 Certainty data because we have been building this solution already for 2 years before FNMA promoted this radical change for the mortgage lending market.

https://www.fanniemae.com/singlefamily/day-1-certainty
Lendsnap is not associated with and does not have revenue-generating agreements with Fannie Mae (FNMA).

Benefits and Security Features

lendsnap

- No risk to portfolio liquidity, original documents are universally accepted in Secondary Market
- Collect original source documents directly from the issuing financial institution
- Lightweight solution, easily integrates with existing processes and procedures
- Reduced fraud by pulling documents directly with no borrower interference
- Increase operational efficiency and sales without increasing support costs
- Enhanced customer satisfaction and dramatically reduced borrower effort
- Quicker access to credit validating data

- Securely encrypt user data in transfer using SSL and TLS.
- Data at rest is encrypted with 256-bit AES.
- Vulnerability testing
- Penetration testing
- Application level security testing
- Hosted in AWS which provides SOCI and SOC II compliance reports

All these features are live today, not vaporware or future plans.

Competitive Advantages



Leadership team *and* software development team with significant mortgage experience

1: Unique insight- Lenders will need original documents until transactional data is universally accepted in 2-5 years. Lendsnap will take the lead because any lender can originate any mortgage with Lendsnap today.

2: Most lenders don't know how to use API's like Plaid or Yodlee. We are a turnkey solution. All they need is a browser.

1+2=3: We are the only turnkey data aggregation service meeting the needs of mortgage brokers by delivering original electronic statements that comply with their existing underwriting standards.

Can work with non-agency (FHA/VA, USDA, Subprime, Portfolio) market that only accepts original statements (roughly 10% of the mortgage market annually).

Traction and product advantage: public API now available, product is live, opening up lender self-signup. We have been building our tools before FNMA, FMAC, and the larger market caught on. We are live and ready to take advantage of the changes happening in mortgage now.

Relevant competitors include:

blend    ROOSTIFY    maxwell

Proud of our Team







